SCHEDULE 13D

CUSIP NO. 690337 10 0	Page 11 of 11 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

     AGREEMENT dated as of May 29, 2002, between Seven Hills Pictures, LLC and Reverge Anselmo (collectively, the “Parties”).

     Each of the Parties hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial interest in shares of common stock, par value $.001 per share, of First Look Media, Inc. (“Schedule 13D”) and it will file the Schedule 13D on behalf of itself.

     Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reasons to believe that any information about the other Parties is inaccurate.

SEVEN HILLS PRODUCTIONS, LLC

By:	/s/ Reverge Anselmo

Name: Reverge Anselmo Title: Manager

/s/ Reverge Anselmo REVERGE ANSELMO